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                              February 10, 2021

       Tony Porcheron
       Chief Financial Officer
       Financial Strategies Acquisition Corp.
       2626 Cole Avenue, Suite 300
       Dallas, Texas 75204

                                                        Re: Financial
Strategies Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed January 13,
2021
                                                            File No. 377-04029

       Dear Mr. Porcheron:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our amended and restated certificate of incorporation will require,..., page 65

   1. The disclosure on page 65 under "D" indicates that for Securities Act claims "the Court of
                                                        Chancery and the
federal district court for the District of Delaware shall have concurrent jurisdiction." On page
66 the disclosure states "[T]he federal district courts of the United
                                                        States of America
shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or
the rules and regulations promulgated thereunder." The disclosure on page 138 under
"Exclusive forum for certain lawsuits" states "[T]he federal district courts of the United
States of America shall, to the fullest extent permitted by law, be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the Securities
Act of 1933, as amended, or the rules and regulations promulgated thereunder." Please
make sure that all disclosure is consistent throughout and accurately
 Tony Porcheron
Financial Strategies Acquisition Corp.
February 10, 2021
Page 2
         reflects the provisions in the Exhibits.
Notes to Financial Statements, page F-7

2. Please revise your notes to financial statements to disclose the terms of the Business
         Combination Marketing Agreement.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-
3395 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameTony Porcheron                               Sincerely,
Comapany NameFinancial Strategies Acquisition Corp.
                                                               Division of
Corporation Finance
February 10, 2021 Page 2                                       Office of Real
Estate & Construction
FirstName LastName